December 23, 2019

Lloyd Carney
Chief Executive Officer
ChaSerg Technology Acquisition Corp
7660 Fay Avenue, Suite H, Unit 339
La Jolla, CA 92037

       Re: ChaSerg Technology Acquisition Corp
           Preliminary Proxy Statement on Schedule 14A
           Filed November 27, 2019
           File No. 001-38685

Dear Mr. Carney:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Letter to Shareholders, page i

1. We encourage you revise the forepart of the proxy statement so that it describes the business combination transaction, its purpose and its effect in plain English rather reciting the complex and technical details of the merger transactions. Similarly, please explain the reasons why the cash and stock components of the merger consideration can be adjusted, as this will allow shareholders to better understand how the adjustments will operate and the circumstances that could lead to the adjustments.
2. Prominently highlight throughout the proxy statement that the acquisition of Grid
       Dynamics is an affiliated transaction because ChaSerg's President and Chief Financial
       Officer, Eric Benhamou, is a director on both companies' boards and has direct and indirect ownership interests in both companies.
 Lloyd Carney
FirstName LastNameLloyd Carney
ChaSerg Technology Acquisition Corp
Comapany23, 2019
December NameChaSerg Technology Acquisition Corp
Page 2
December 23, 2019 Page 2
FirstName LastName
Cautionary Note Regarding Forward-Looking Statements, page 4

3. You disclose that the proxy statement includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities
         Exchange Act of 1934. Section 27A(b)(1)(B) of the Securities Act and Section
         21E(b)(1)(B) of the Exchange Act expressly state that the safe harbor for forward-looking statements is not available in connection with an offering of securities by a blank check company. Please delete the references to these safe harbor provisions or clarify that they do not apply to your company.
Question and Answers About the Proposals for Stockholders, page 5

4. Please provide a Q&A describing what will happen if more than the maximum number of shares allowed for by the conditions to the Merger Agreement are redeemed. In this regard, you state on page 51 that if a larger number of shares are submitted for redemption than you initially expected, you may need restructure the transaction to reserve a greater portion of the cash in the Trust Account or arrange for third-party financing.
Summary of the Proxy Statement
Parties to the Business Combination, page 14

5. Please disclose that Grid Dynamics is currently majority owned by Automated Systems
         Holding Limited, a publicly traded Bermuda company on the Hong Kong Exchange that is a subsidiary of Beijing Teamsun Technology Co., Ltd., a publicly traded Chinese company on the Shanghai Stock Exchange. Disclose that Grid Dynamics was acquired by
         ASL in April 2017.
6. Please consider providing organizational charts of ChaSerg and Grid Dynamics before and after the business combination in light of the current ownership of Grid Dynamics, the ownership of the Successor after the business combination and the control over the
         Successor company by Sponsor, ASL, BGV and other parties to the Stockholders'
         Agreement.
Conditions to Closing of the Business Combination, page 15

7. We note that each party's obligations are subject to the satisfaction or written waiver by the parties of the listed conditions. Please disclose whether the parties can waive the maximum redemption condition under the merger agreement that leaves ChaSerg with
         70% of the Trust Account Balance at Signing. If so, revise your disclosure throughout the proxy statement so that it also contemplates a maximum redemption amount that leaves
         ChaSerg with at least $5,000,001 in tangible net assets in the Trust Account. Also disclose how you will inform each company's stockholders if this condition is waived.
 Lloyd Carney
FirstName LastNameLloyd Carney
ChaSerg Technology Acquisition Corp
Comapany23, 2019
December NameChaSerg Technology Acquisition Corp
Page 3
December 23, 2019 Page 3
FirstName LastName
Interests of Certain Persons in the Business Combination, page 18

8. Please provide quantified disclosure of Eric Benhamou's interest in the business combination as a director and shareholder in each party. Also disclose that Mr.
         Benhamou's affiliate, BGV Opportunity Fund, L.P. made a $15 million investment in common and preferred stock in Grid Dynamics in May 2019. Disclose the value of the merger consideration he will receive for this investment.
Risk Factors
Grid Dynamics' revenues are highy dependent on a limited number of clients..., page 27

9. Please disclose the dollar amount of backlog believed to be firm, separately indicating the portion thereof not expected to be filled within the current year. Refer to
         Item 101(c)(1)(viii) of Regulation S-K.
Material weakness has been identified in Grid Dynamics' internal control over financial reporting, page 31

10. Please expand your disclosures to describe the steps that Grid Dynamics is currently taking to enhance its internal control environment and the additional steps they plan on taking to remediate the identified material weakness.
Provisions in our amended and restated certificate of incorporation and Delaware law..., page 49

11. You state that your amended and restated certificate of incorporation will provide for a staggered board of directors. Please enhance this risk factor by also disclosing that directors may be removed from office by the stockholders only for cause and that the board of directors will have the exclusive right to fill any vacancy resulting from removal. Also, provide a cross-reference to the corresponding disclosure on pages 108 and 192.
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 59

12. You state that the income tax adjustments in note (CC) reflect the tax impact on the pro forma adjustments at the estimated statutory tax rate of 28%. Please explain how you determined the pro forma tax expense. In this regard, we note that Grid Dynamics had a statutory tax rate of 21% for 2018 and there is a significant difference in the historical effective tax rates for the periods presented in the pro forma statements of income.
13. Please tell us why your calculation of pro form weighted shares outstanding excludes
         1,200,000 Sponsor Shares that are held in escrow. In this regard, you state that while such shares are in escrow, the Sponsor shall have full ownership rights, including the right to vote such shares and receive dividends and distributions thereon. Therefore, tell us how
         you considered the guidance in ASC 260-10-45-59A   60A in your pro
forma per share
         calculations.
 Lloyd Carney
FirstName LastNameLloyd Carney
ChaSerg Technology Acquisition Corp
Comapany23, 2019
December NameChaSerg Technology Acquisition Corp
Page 4
December 23, 2019 Page 4
FirstName LastName
Background of the Business Combination, page 82

14. Given the affiliated nature of the transaction through Eric Benhamou's board seats and ownership interests in both ChaSerg and Grid Dynamics, provide a more detailed discussion regarding ChaSerg's efforts to find targets, contacts with other potential candidates and discussions held with potential targets. Disclose the general business of the potential targets, the extent of negotiations and whether the board considered a merger with any of the targets a viable alternative to a transaction with Grid Dynamics. Disclose when and why each target was rejected in favor of a transaction with Grid Dynamics.
         Disclose when ChaSerg determined to negotiate exclusively with Grid Dynamics.
15. You disclose that, on November 19, 2018, Mr. Benhamou facilitated an introductory meeting between advisors of ChaSerg and Grid Dynamics' chief executive officer and board member to discuss a potential business transaction with ChaSerg. Disclose in which capacity Mr. Benhamou was acting in arranging this introductory meeting and why he initiated contact.
16. Disclose the extent to which Mr. Benhamou was involved in the discussions and negotiations of the merger for each party.
17. Expand your discussion of the parties' negotiation of material aspects of the proposed transaction, including the specific, material terms proposed in each letter of intent and draft of the merger agreement, the terms and conditions of the final merger agreement, the determination of the final structure of the proposed transaction, and the ultimate amount and form of consideration.
18. Please include in the timeline the May 2019 purchase by BGV, Mr. Benhamou's affiliate, of $15 million common and preferred shares of Grid Dynamics.
Proposal No. 1: The Business Combination Proposal
Opinion of ChaSerg's Financial Advisor, page 85

19.      Please disclose the enterprise value of Grid Dynamics implied by the merger
         consideration when comparing the results of each analysis.
Board of Directors' Reasons for the Approval of the Business Combination, page
92

20. Please discuss the board's consideration of the affiliated nature of the business combination, including the $15 million investment in Grid Dynamics by BGV, Mr.
         Benhamou's affiliate, during the negotiations.
Unaudited Financial Projections of Grid Dynamics, page 94

21. You generally refer to assumptions on which the projected financial information of Grid
         Dynamics is based. Please disclose the basis for and material assumptions underlying the projections, including the main growth assumptions underlying the projections.
 Lloyd Carney
ChaSerg Technology Acquisition Corp
December 23, 2019
Page 5
Proposal No. 5: The Incentive Plan Proposal
Number of Awards Granted to Employees, Consultants, and Directors, page 112

22. You disclose that ChaSerg and Grid Dynamics have agreed to a future schedule of awards to be made under the 2020 Plan, subject to the approval of the Successor's board of directors or its compensation committee, and you provide tables outlining the anticipated amount of initial awards and future awards that will be received by certain employees under the schedule. To the extent practicable, please disclose such information in accordance with the tabular format specified in, and the instructions provided by, Item 10 of Schedule 14A.
Grid Dynamics Management's Discussion and Analysis of Financial Condition and Results of
Operations
Overview, page 146

23. When presenting non-GAAP financial measures, please ensure that such disclosure is accompanied by the corresponding GAAP measure with equal or greater prominence. For example, on page 147 you refer to improving Adjusted EBITDA performance, but do not include a similar discussion referring to the impact of the corresponding GAAP measure.
         In addition, you present adjusted pro form diluted EPS without presenting GAAP EPS.
         Please revise. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure
         Interpretations.
Customer Concentration, page 149

24. You state that Grid Dynamics' ability to retain and expand its relationships with existing customers is one of the key indicators of its revenue potential. As such, please include a quantified discussion of your net revenue retention rate for each period presented as provided in the DEF14A filed on December 4, 2019. Also, ensure that you disclose how this measure is determined and address any material fluctuations in such rates.
Key Performance Indicators and Other Factors Affecting Performance Attrition, page 149

25. We note that Grid Dynamics' management targets a voluntary attrition rate in managing the business and attrition is one of the key factors affecting performance. Please disclose the voluntary attrition rate for each period presented. In addition, disclose the employee
FirstName LastNameLloyd Carney
       utilization measures that management views as key indicators of performance. Refer to
Comapany NameChaSerg Technology Acquisition Corp and Section III.B.1 of SEC Release
       Instruction 1 to paragraph 303(a) of Regulation S-K
       33-8350.
December 23, 2019 Page 5
FirstName LastName
 Lloyd Carney
FirstName LastNameLloyd Carney
ChaSerg Technology Acquisition Corp
Comapany23, 2019
December NameChaSerg Technology Acquisition Corp
Page 6
December 23, 2019 Page 6
FirstName LastName
Results of Operations, page 153

26. You state that Grid Dynamics' profit margins are subject to volatility between periods due to changes in foreign exchange rates relative to the US dollar. We note that a significant percentage of Grid Dynamics' combined cost of revenue and operating expenses are denominated in the Russian ruble, Ukranian hryvnia and Polish zloty. To the extent material and determinable, please describe and quantify the impact that exchange rate fluctuations had on your cost of revenue and operating expenses. Refer to FRC 501.09(b).
Description of Successor Securities, page 191

27. You disclose on pages 5 and 105 that your bylaws following the Business Combination will include an exclusive forum provision that is similar to the provision that your existing certificate of incorporation contains. Please briefly describe the nature and effect of this provision. Further, disclose whether the provision also applies to claims under the
         Securities Act or the Exchange Act. In that regard, we note that
Section 27 of the
         Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision will apply to claims under the federal securities laws, state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, and provide a risk factor. If the provision will not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
28. We note that your amended and restated certificate of incorporation will specifically deny the ability of stockholders to call a special meeting; require advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders; and provide that any action required or permitted to be taken by the stockholders may not be effected by written consent of the stockholders. Please highlight these provisions in this section of the proxy statement.
Grid Dynamics Notes to Consolidated Financial Statements
Note 3 - Restatement, page F-57

29. Please explain further to us the nature of the error that resulted in the incremental stock-
         based compensation expense adjustment in fiscal 2018 and why a similar correction was not needed for fiscal 2017. Also, clarify whether adjustments were also made to the fiscal
         2017 financial statements to reclassify retention bonuses and depreciation expense and if not, explain why.
 Lloyd Carney
ChaSerg Technology Acquisition Corp
December 23, 2019
Page 7
General

30. In your response letter, please provide your analysis of why the proposed issuance of common stock of ChaSerg pursuant to the business combination transaction does not require registration under the Securities Act of 1933.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Staff Attorney, at
(202) 551-6515 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



FirstName LastNameLloyd Carney                                Sincerely,
Comapany NameChaSerg Technology Acquisition Corp
                                                              Division of
Corporation Finance
December 23, 2019 Page 7                                      Office of
Technology
FirstName LastName